UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED December 31, 2001

OR

[ ]	FOR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM TO

Commission file number 000-29215

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below: LendingTree 401(k) Retirement Savings Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: LendingTree, Inc.
11115 Rushmore Drive Charlotte, NC 28277

REQUIRED INFORMATION

     In lieu of the requirements of Items 1-3 of Form 11-K, and as permitted by Item 4 of Form 11-K, plan financial statements and schedules are being filed in accordance with the financial reporting requirements of ERISA.

Appendix A: Financial Statements and Schedule

Page No.

5	Report of Independent Accountants

6	Statements of Net Assets Available for Benefits at December 31, 2001 and 2000

7	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001

8	Notes to Financial Statements

12	Schedule I – Schedule of Assets (Held at End of Year)

Appendix B: Exhibit

23	Consent of Independent Accountants (filed electronically herewith)

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized, on June 20, 2002.

LendingTree 401(k) Retirement Savings Plan (Name of Plan)

By:	/s/Keith B. Hall	Date: June 20, 2002

Keith B. Hall

Senior Vice President and

Chief Financial Officer

LendingTree
401(k) Retirement Savings Plan

Financial Statements and Supplemental Schedule
December 31, 2001 and 2000

LendingTree
401(k) Retirement Savings Plan

Index

Page(s)

Report of Independent Accountants	5

Financial Statements:

Statements of Net Assets Available for Benefits	6

Statement of Changes in Net Assets Available for Benefits	7

Notes to Financial Statements	8-11

Supplemental Schedule:*

Schedule I — Schedule of Assets (Held at End of Year)	12

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Administrator of
LendingTree 401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of LendingTree 401(k) Retirement Savings Plan (the “Plan”) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Charlotte, North Carolina
June 20, 2002

LendingTree
401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

	2001	2000

Investments, at fair value	$1,655,430	$865,760

Employer contributions receivable	8,824	—

Net assets available for benefits	$1,664,254	$865,760

The accompanying notes are an integral part of these financial statements.

LendingTree
401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2001

2001

Additions to net assets attributable to:

Investment income (loss):

Interest and dividends	$29,609

Net depreciation in fair value of investments — mutual funds	(221,401)

Total investment loss	(191,792)

Contributions:

Employer contributions	117,530

Employee contributions	789,762

Rollover contributions	111,817

Total contributions	1,019,109

Total additions	827,317

Deductions to net assets attributable to:

Benefits paid to participants	28,823

Total deductions	28,823

Net increase	798,494

Net assets available for benefits:

Beginning of year	865,760

End of year	$1,664,254

The accompanying notes are an integral part of these financial statements.

LendingTree
401(k) Retirement Savings Plan

Notes to Financial Statements

1.	Description of the LendingTree 401(k) Retirement Savings Plan

The following description of the LendingTree 401(k) Retirement Savings Plan (formerly the LendingTree.com 401(k) Retirement Savings Plan) (the “Plan”), which was established effective May 1, 2000, is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions, a copy of which is available to each participant from the Plan administrator.

General

The Plan is a defined contribution plan covering substantially all employees of LendingTree, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility of Participation

An employee becomes eligible to participate in the Plan following attainment of twenty-one years of age and after completing 30 days of service. Eligible participants may enroll in the Plan on the first day of the month following the date upon completion of the eligibility requirements.

Contributions

Plan participants may make pre-tax contributions up to the maximum dollar amount allowable under certain IRS limitations. Company contributions are also invested by the Plan, as directed by the participant. Participants may also contribute funds from another qualified plan as rollover contributions.

The Company at its election makes matching contributions equal to a uniform percentage of each participant’s salary deferral. All participants are eligible to receive the Company matching contribution regardless of hours of service. The Company may also make a nonmatching discretionary contribution to the Plan. All participants are eligible to receive the discretionary contribution regardless of hours of service, except for participants who terminated employment during the Plan year for reasons other than death, total and permanent disability or retirement, who shall be required to have completed 500 hours of service. During 2001, the Company matched 10% of participant’s deferrals and did not make any nonmatching discretionary contributions to the Plan.

Vesting

The Plan provides for full and immediate vesting of the employee contributions and the employer contributions vest on a schedule as follows:

Years of Service	Percentage
Vesting Purposes	Vested

Less than 1	0%

1 but less than 2	50%

2 or more	100%

Investments

At December 31, 2001 and 2000, the Plan’s funds were invested in a series of mutual funds. Effective January 1, 2002, Company stock was added as an investment option. Subject to certain limitations, participants are provided the option of directing their contributions among these investment options.

LendingTree
401(k) Retirement Savings Plan

Notes to Financial Statements

Participant Accounts

Each participant’s account is credited with their voluntary contributions, related Company matching contributions and allocations of (a) the Company’s discretionary contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Payment of Benefits

Upon termination of employment, retirement, death or disability, a participant with a vested interest that exceeds $5,000 may elect to receive either a lump-sum payment of their account balance or equivalent annuity payments over their remaining life expectancy. Normal retirement age is defined by the Plan as 65 years of age. In addition, a participant my request a hardship withdrawal for situations specified in the Plan document.

Forfeited Accounts

Forfeitures relating to the non-vested portion of a terminated participant’s Company contributions are retained by the Plan. Non-vested employer matching contributions may be used to reduce future employer matching contributions and non-vested employer discretionary contributions shall be allocated among eligible participants. The Plan had $1,266 and $231 of forfeitures available to reduce future employer contributions at December 31, 2001 and 2000, respectively.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

Administrative Expenses

Administrative expenses of the Plan are paid by the Company. Fees paid by the Company totaled approximately $25,521 for the period ended December 31, 2001.

LendingTree
401(k) Retirement Plan

Notes to Financial Statements

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reported period. Actual results could differ from those estimates.

Statement of Changes in Net Assets Available for Benefits

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Investment Valuation and Income Recognition

Participants direct the investment of their accounts by electing the percentage of their contributions to be invested in each investment option. The Plan’s assets are held and invested by Riggs Bank, N.A. (the “Trustee”). Investments are carried at market. Security transactions are accounted for on a trade date basis. Realized gains and losses on security transactions are computed on the basis of average cost of investments sold.

3.	Investments

The following presents investments that represent five percent or more of the Plan’s net assets in one or both years:

	December 31,

	2001	2000

AIM Value Fund	$165,094	$107,462

Calvert Income Fund	284,166	108,027

Fidelity Advisors Money Market Fund	88,069	22,815

Franklin Small Cap Growth Fund	110,376	48,652

MFS Mass Investors Growth Fund	196,792	127,121

Munder Index 500 Fund	269,056	125,739

Munder NetNet Fund	113,645	75,562

American Funds Fundamental Investor Fund	132,577	74,009

American Funds EuroPacific Growth Fund	122,122	71,498

Van Kampen Emerging Growth Fund	149,743	70,160

LendingTree
401(k) Retirement Savings Plan

Notes to Financial Statements

Concentration of Credit Risk

Financial instruments which potentially subject the Plan to concentrations of credit risk consist primarily of mutual funds. Certain funds invest in debt instruments. The issuer’s abilities to meet these obligations may be affected by economic developments in their respective industries. The Plan has no formal policy regarding collateral to support the financial instruments subject to credit risk.

4.	Income Tax Status

The Internal Revenue Service has determined and informed USI Consulting Group that the prototype Plan document is designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). The Plan has been amended since adoption of the prototype plan; however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their Company contributions.

Supplemental Schedule I

LendingTree 401(k) Retirement Savings Plan

Schedule of Assets (Held at End of Year)
December 31, 2001

Identity of	Description	Number of	Current
Party Involved	of Asset	Units	Value

AIM Management Group, Inc.	AIM Value Fund	15,188	$165,094

Alliance Capital Management, LP	Alliance Fund A	4,583	22,411

Calvert Group, Ltd.	Calvert Income Fund	17,026	284,166

Fidelity Management Trust Company	Fidelity Advisors Money Market Fund	88,069	88,069

Franklin Templeton Investments, Inc.	Franklin Small Cap Growth Fund	3,541	110,376

MFS Investment Management, Inc.	MFS Mass Investors Growth Fund	15,267	196,792

Munder Capital Management, Inc.	Munder Index 500 Fund	11,234	269,056

Munder Capital Management, Inc.	Munder NetNet Fund	6,321	113,645

Pioneer Investment Management, Inc.	Pioneer Cash Reserve Fund	1,266	1,266

Riggs Bank, N.A.*	Riggs Prime Money Market Fund	113	113

The American Funds Group, Inc.	American Funds Fundamental Investor Fund	4,830	132,577

The American Funds Group, Inc.	American Funds EuroPacific Growth Fund	4,545	122,122

Van Kampen Investments, Inc.	Van Kampen Emerging Growth Fund	3,538	149,743

			$1,655,430

•     Party-in-interest investment with the Plan Trustee.

The above information has been certified as complete and accurate by the Trustee.

Note: Cost information has been omitted because the investments are participant-directed.